UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at September 4, 2008

GREAT BASIN GOLD LTD.
Ste. 1500, Royal Centre
1055 West Georgia Street
Vancouver , British Columbia
Canada V6E 4N7
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: September 11, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 888 633∙9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ANNOUNCES APPOINTMENTS TO
CORPORATE AND HOLLISTER MANAGEMENT TEAMS

September 4, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) ("Great Basin Gold" or the "Company") announces appointments of four staff members at its offices in South Africa, USA and Canada. Phil Bentley will join the Corporate Management team as Vice President: Ore Resources and Geology, based in Johannesburg South Africa, Don MacKinnon as Hollister Mine's Superintendent and Richard Yancey as Hollister Mine's Chief Geologist, based in Nevada USA, and Michael Curlook will join the Investor Relations team as the person responsible for Investor Relations and Corporate Development and will operate from Vancouver, Canada.

Phil Bentley, a New Zealander by birth, will be responsible for the exploration activities, the application of geology and mineral resources at all the Great Basin Gold's operations. Phil's qualifications include an MSc Mineral Exploration and Geology. He has more than 27 years experience in the mineral exploration and mining sector, much of it gained in Sub-Saharan Africa and Australasia. Over and above core exploration management and ore body evaluation skills, Phil has an ongoing passion for unravelling the Geotectonic setting of mineral provinces endowed in gold mineralisation. This specialisation in gold mineralisation, coupled with Phil's understanding of African metallogeny, will add value in Great Basin Gold's exploration strategy. Phil is a registered South African Council for Natural Sciences (SACNAS) professional.

Don MacKinnon will join the Hollister Mine team as Mining Superintendent. Don has more than 40 years of experience in the mining industry. He is a graduate from the Haileybury School of Mines in Northern Ontario. Don comes to us as a veteran with a wealth of knowledge having worked as Mine Manager, General Manager and Vice President of Underground Operations for Kinross Gold and Nuinsco Resources. Don has been directly involved in the Ontario Mining Association as the director and a member of the Advisory Board for the Haileybury School of Mines. Don was the recipient of the "Business of the Year award (over 50 people) for Northern Ontario" in 1997. He also received the "Technologist Award for Community College in the Province of Ontario" awarded by the Premier of Ontario in1999. He is most proud of his leadership roles in numerous community activities which include the children's house in Timmins Ontario for Kinross Gold. As Mine Manager, Don led several mines to receiving significant safety awards like Angus D. Campbell which was awarded three years in a row from 1995 to 1998.

Richard Yancey will join the Hollister Mine team as Chief Geologist. Richard has 20 years of hard rock mine experience as an exploration and mine geologist. He has a broad background in base metals, industrial minerals and precious metals mining, having worked most recently at Barrick Gold's Cortez Hills project in Nevada. He also was part of the team that won the Sentinels of Safety award while working at the Doe Run Company in the Viburnum Trend. He studied geology at the Missouri School of Mines at the University of Missouri - Rolla and is a member of the Society of Mining, Metallurgy and Exploration and has served as an officer in the Nevada Geological Society.

Michael Curlook will head up investor relations and corporate development activities in North America. He studied at the University of Western Ontario. He has over 20 years of experience in investor relations, sales and marketing. Most recently he represented Farallon Resources Ltd. as Investor Relations Manager.  Previously he held the Business Development position for French Spy Clothing, prior to that he was the Vice President Business Development, Marketing and Sales for Commercial Diving Group, preceding that he was Manager of Investor Relations for Stellar Metals Inc., and earlier he worked with The Investor Relations Group. Born in Sudbury, and having grown up as a third generation in the mining industry working for INCO, he gained valuable hands on experience that lends itself to communicating with all investors.

Ferdi Dippenaar, President & CEO stated "I welcome these individuals to the Great Basin Gold team. They join at what can be described as exciting and interesting times in the development of the Company."

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301 1800
Michael Curlook in North America 1 888 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334